

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Lixin Wang, Chairman and
Chief Executive Officer
FusionTech, Inc.
No. 8 Mingshui Road
Changchun, Jilin Province, China

> **Re:** **FusionTech, Inc.**
> **Form 8-K**
> **Filed November 22, 2010;**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010 and amended November 19, 2010**
> **File No. 0-53837**

Dear Mr. Wang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director